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June 22, 1999

Andrew Crist, CFO
DVD Express, Inc.
7083 Hollywood Blvd.
Los Angeles, CA 90028

c/o Danny Meidan
Friedman, Billings, Ramsey & Co., Inc.

Dear Sir:

This letter constitutes Paul Kagan Associates, Inc. permission to use selected PKA materials derived from a 9/2/98 document dealing with DVDs purchased from Baseline by Friedman, Billings, Ramsey & Co. Specifically, you may use the following five bullet points:

- According to Paul Kagan Associates, the U.S. market for both VHS and DVD videos combined will increase from $8.9 billion in 1998 to $11.1 billion in 2002, which represents a compounded annual growth rate of 5.7%. During those years, Paul Kagan Associates expects DVD video sales to increase from $268 million in 1998 to $2.9 billion in 2002. Paul Kagan Associates expects VHS sales to decrease from $8.6 billion in 1998 to $8.2 billion in 2002.

- Paul Kagan Associates estimates that the installed base of DVD players in U.S. households will increase from 1.1 million in 1998 to 12.0 million in 2002, which represents a compounded annual growth rate of 82%.

- Paul Kagan Associates also estimates that DVD-Video discs sold in the United States will increase from 13.4 million discs in 1998 to approximately 159.6 million discs in 2002, which represents a compounded annual growth rate of 86%.

- Paul Kagan Associates also estimates that annual U.S. DVD-Video sales will be $661 million in 1999, $1.3 billion in 2000 and $2.9 billion in 2002.

- According to Paul Kagan Associates, during the same period the number of VHS tapes sold in the United States is estimated to decrease from 609.2 million in 1998 to 556.5 million in 2002.

It is understood this is a one-time approval authorizing the use of this material in your company's registration statement no. 333-76121. This material may not be used or disseminated for any other purpose without our prior consent. Thank you for seeking our approval to use this information.


Sincerely,


Dwight W. Beach
Vice President of Operations